UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

22 March 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DUSA PHARMACEUTICALS, INC.

File No. 1-31533 -- CF# 29190

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DUSA PHARMACEUTICALS, INC. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 15, 2003, as modified by the same contracts submitted with fewer redactions with the extension application on December 26, 2012.

Based on representations by DUSA PHARMACEUTICALS, INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 31, 2017
Exhibit 10.2	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel